SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	DEGREEN EMERGING MARKET MANAGERS FUND
Address of Principal Business Office (No. & Street, City, State, Zip Code):
8401 Chagrin Road, Suite 17
Chagrin Falls, Ohio 44023
Telephone Number (including area code): (440) 708-9110
Name and address of agent for service of process:
The Corporation Trust Co.
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
Copies to:
John F. Ballard, Esq.
Joel A. Holt, Esq.
Brennan, Manna & Diamond, LLC
75 East Market Street
Akron, Ohio 44308
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes ☑     No ☐

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Cleveland and State of Ohio on the 3d day of November, 2008.

DEGREEN EMERGING MARKET MANAGERS FUND
By:	/s/ Keith P. DeGreen
Keith P. DeGreen
Authorized Person